Hanwha SolarOne Announces New Chief Operating Officer

SHANGHAI, August 23, 2011 / -- Hanwha SolarOne Co., Ltd. ("SolarOne" or the "Company") (NASDAQ: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic ("PV") cells and modules in China, today announced that the Company’s Board of Directors has appointed Mr. Tai Seng PNG as its new chief operating officer ("COO").

Mr. PNG’s appointment will become effective immediately.

Mr. PNG has over five years of experience in the solar PV industry, and over 26 years of experience in manufacturing companies.  Most recently he served as the vice president of operations at Talesun Solar.  Prior to that, Mr. PNG served as vice president of operations for several solar companies in China, including Jinko Solar, Canadian Solar and Trina Solar.  Mr. PNG holds a diploma in Mechanical Engineering from Singapore Polytechnic.

Mr. Ki-Joon HONG, Chief Executive Officer of Hanwha SolarOne, commented, “We are pleased to have Mr. PNG join us as our new COO.  We are confident that his many years of operations management experience, knowledge of solar PV companies and proven track record in leadership will enable us to further enhance the efficiency of our business.  The position of COO is increasingly important to us as we strive to reduce our processing costs to become one of the top three global PV companies.  Mr. PNG will be a strong addition to our team.”

SAFE HARBOR STATEMENT

This press release contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules.  Hanwha SolarOne offers high-quality, reliable products and services at competitive prices.  Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial/government, and residential markets.  The Company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program.  The Company benefits from its strategic partnership with its largest shareholder Hanwha Group who is active in solar project development and financing and plans to produce polysilicon in the future.  For more information visit: www.hanwha-solarone.com.    HSOL-G

For further information, please contact:

Investor Contact:
Paul Combs
V.P. of Investor Relations
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail: paul.combs@hanwha-solarone.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
Tel:  + 852 9212 0684
E-mail:  tfleming@ChristensenIR.com